EXHIBIT 99.1

Ruanyun Edai Technology Inc. Establishes $100 Million Equity Purchase Facility with ARC Group International to Enhance Financial Flexibility

Nanchang, China, Dec. 18, 2025 – Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company” ) (Nasdaq: RYET), an education-focused artificial intelligence company delivering AI-enabled learning, assessment, and digital education solutions globally, today announced that it has entered into a $100 million equity purchase facility with ARC Group International Ltd. (“ARC”), a global investment bank.

Under the terms of the agreement, the Company has the right, but not the obligation, to sell ordinary shares to ARC from time to time over a 36-month period, subject to customary conditions, including the effectiveness of a resale registration statement. The Company retains full discretion over the timing and amount of any issuances and is not required to utilize the facility.

Supporting an Educational AI Platform Through Market Cycles

Ruanyun focuses on the development and deployment of AI-driven educational technologies designed to support teaching, learning, assessment, and academic administration across institutional and digital learning environments. The Company’s solutions integrate artificial intelligence, data analytics, and cloud-based platforms to enhance instructional efficiency, personalize learning experiences, and support educational outcomes.

As a recently listed public company operating in the education technology and artificial intelligence sectors, Ruanyun believes that maintaining access to discretionary and flexible capital is an important component of prudent financial management, particularly during the period prior to eligibility for broader shelf-based financing tools.

The equity purchase facility is intended to provide the Company with optional liquidity to:

●	support continued investment in its educational AI platforms,

●	expand institutional and platform partnerships,

●	manage regulatory and operational timing considerations,

●	and navigate market volatility as the Company scales its technology offerings.

The Company emphasizes that the facility does not obligate it to issue shares and that any utilization would be selective, measured, and based on market conditions and capital requirements. The Company currently has no immediate plans to draw on the facility.

Management Commentary

Ms. Yan Fu, Chief Executive Officer of Ruanyun, commented:

“Ruanyun is focused on applying artificial intelligence in practical, scalable ways within education, supporting institutions, educators, and learners through data-driven digital solutions. As we continue to develop our educational AI platforms, maintaining financial flexibility is an important part of executing our strategy responsibly as a public company.

This facility provides us with optional access to capital without imposing any obligation to issue shares, enabling us to remain disciplined in how we manage liquidity while continuing to invest in our technology and long-term growth.”

Mac McDonald, Director of Asset Management of ARC Group International, added:

“ARC is pleased to establish this equity purchase facility with Ruanyun. As a global investment bank, we focus on providing flexible, long-term capital solutions to innovative public companies, particularly those operating at the intersection of technology and education.

Ruanyun’s focus on educational AI and digital learning platforms aligns well with ARC’s strategy of supporting companies that deliver mission-critical technologies through compliant, discretionary financing solutions designed to support sustainable growth across market cycles.”

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to develop and deliver AI-enabled digital education platforms. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model. For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

About ARC Group International Ltd.

ARC Group is a global investment bank, asset manager and management consultancy firm established in 2015. The firm specializes in capital markets, mergers & acquisitions, strategic advisory, and asset management, supporting clients through complex cross-border transactions and offering tailored financing solutions. ARC Group operates across twelve countries and three continents, providing expertise in sectors ranging from technology and digital assets to consumer goods and advanced industries. For more information, visit www.arc-group.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
services@wfsir.com

Ruanyun Edai Technology Inc. (Nasdaq: RYET) is an education-focused artificial intelligence company that develops and delivers AI-enabled digital education platforms.